UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                 --------------------------------------------

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                 --------------------------------------------

                              FRP HOLDINGS, INC.
                              (Name of Issuer)

                               COMMON STOCK
                       (Title of Class of Securities)

                                  30292L107
                               (CUSIP Number)

                             Daniel B. Nunn, Jr.
                               Nelson Mullins
                      50 North Laura Street, 41st Floor
                           Jacksonville, FL 32202
                               (904) 665-3601
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               March 20, 2019
           (Date of Event Which Requires Filing of this Statement)
                 --------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               Schedule 13D

CUSIP No. 3029L107                                                 Page 2 of 8
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         1.       Name of Reporting Person
                  I.R.S. Identification Nos. of above persons (entities only) John D. Baker II
                  ------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (see instructions)
                  (a)  [ ]     (b)  [X]
                  ------------------------------------------------------------
         3.       SEC Use Only

                  ------------------------------------------------------------
         4.       Source of Funds (see instructions)
                  Not applicable*
                  ------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [ ]
                  ------------------------------------------------------------
         6.       Citizenship or Place of Organization
                  United States
                  ------------------------------------------------------------

            Number of          7.  259,134          Sole Voting Power
             Shares                                 --------------------------
          Beneficially         8.  1,113,474        Shared Voting Power
            Owned by                                --------------------------
              Each             9.  259,134          Sole Dispositive Power
           Reporting                                --------------------------
          Person With         10.  1,113,474        Shared Dispositive Power
                                                    --------------------------

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,387,622
                  ------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
                  [ ]
                  ------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11)
                  13.9%**
                  ------------------------------------------------------------
        14.       Type of Reporting Person
                  IN
                  ------------------------------------------------------------
*   See Item 4 below.
** The calculation of the foregoing percentage is based on 9,950,821 shares of Common Stock outstanding as of March 15, 2019, based on information reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2019.

                             Schedule 13D

CUSIP No. 3029L107                                                 Page 3 of 8
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         1.       Name of Reporting Person
                  I.R.S. Identification Nos. of above persons (entities only) Edward L. Baker II
                  ------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (see instructions)
                  (a)  [ ]     (b)  [X]
                  ------------------------------------------------------------
         3.       SEC Use Only

                  ------------------------------------------------------------
         4.       Source of Funds
                  Not applicable*
                  ------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [ ]
                  ------------------------------------------------------------
         6.       Citizenship or Place of Organization
                  United States
                  ------------------------------------------------------------

            Number of          7.  97,300           Sole Voting Power
             Shares                                 --------------------------
          Beneficially         8.  1,113,474        Shared Voting Power
            Owned by                                --------------------------
              Each             9.  97,300           Sole Dispositive Power
           Reporting                                --------------------------
          Person With         10.  1,113,474        Shared Dispositive Power
                                                    --------------------------

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,210,774
                  ------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
                  [ ]
                  ------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11)
                  12.2%**
                  ------------------------------------------------------------
        14.       Type of Reporting Person
                  IN
                  ------------------------------------------------------------
*   See Item 4 below.
** The calculation of the foregoing percentage is based on 9,950,821 shares of Common Stock outstanding as of March 15, 2019, based on information reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2019.

                             Schedule 13D

CUSIP No. 3029L107                                                 Page 4 of 8
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         1.       Name of Reporting Person
                  I.R.S. Identification Nos. of above persons (entities only) Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965
                  ------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (see instructions)
                  (a)  [ ]     (b)  [X]
                  ------------------------------------------------------------
         3.       SEC Use Only

                  ------------------------------------------------------------
         4.       Source of Funds
                  Not applicable*
                  ------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [ ]
                  ------------------------------------------------------------
         6.       Citizenship or Place of Organization
                  United States
                  ------------------------------------------------------------

            Number of          7.  1,113,474        Sole Voting Power
             Shares                                 --------------------------
          Beneficially         8.  0                Shared Voting Power
            Owned by                                --------------------------
              Each             9.  1,113,474        Sole Dispositive Power
           Reporting                                --------------------------
          Person With         10.  0                Shared Dispositive Power
                                                    --------------------------

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,113,474
                  ------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
                  [ ]
                  ------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11)
                  11.2%**
                  ------------------------------------------------------------
        14.       Type of Reporting Person
                  OO
                  ------------------------------------------------------------
*   See Item 4 below.
** The calculation of the foregoing percentage is based on 9,950,821 shares of Common Stock outstanding as of March 15, 2019, based on information reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2019.

                             Schedule 13D

CUSIP No. 3029L107                                                 Page 5 of 8
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ITEM 1. SECURITY AND ISSUER

(a)	The title and class of equity securities to which this statement relates is common stock, par value $0.10, of FRP Holdings, Inc., a Florida corporation (the "Issuer").
(b)	The principal executive office of the Issuer is located at
        200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of person filing: This schedule is being filed jointly by
        John D. Baker II, an individual; Edward L. Baker II, an individual; and the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust, dated 4/30/1965 (the "Trust," and collectively with John D. Baker II and Edward L. Baker II, the "Reporting Persons" or the "Shareholders").
(b)	Address of principal business office:
        a.	200 West Forsyth Street, 7th Floor, Jacksonville, Florida
                32202, is the business address for John D. Baker II
                (individually, and as co-trustee of the Trust); and
        b.	200 West Forsyth Street, 12th Floor, Jacksonville, Florida
                32202, is the business address of Edward L. Baker II
                (individually, and as co-trustee of the Trust)
(c)	Present principal occupation or employment:
        a.	John D. Baker II serves as the Executive Chairman and Chief
                Executive Officer and a director of the Issuer; and
        b.	Edward L. Baker II serves as a director of Patriot
                Transportation Holding, Inc., a Florida Corporation.
(d)	During the last five years, neither John D. Baker II nor Edward L.
        Baker II were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).
(e)	During the last five years, neither John D. Baker II nor Edward L.
        Baker II were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which either were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship: Both John D. Baker II and Edward L. Baker II are
        citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons hereby incorporate by reference the information set forth in Item 4 of this Schedule 13D, and the information set forth in Item 4 of the Schedule 13D filed with the Securities and Exchange Commission on April 4, 2018.

ITEM 4. PURPOSE OF TRANSACTION

This Schedule 13D is filed by jointly by John D. Baker II,  Edward L. Baker
II and the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965 ("Reporting Persons", and each, a "Reporting Person"). The Reporting Persons have historically filed statements of beneficial ownership on Schedule 13G as a group, for which the most recent filing was made with the Commission on February 14, 2018 (the "Previous Schedule 13G"). In connection with the execution of a Voting and Support Agreement, dated March 22, 2018, relating to the sale by the Issuer of its portfolio of 41 warehouse properties to BRE Foxtrot Parent, LLC, a Delaware limited liability company on May 21, 2018
(the "Sale Transaction"), the Reporting Persons filed a Schedule 13D with the Commission on April 2, 2018 ("the Previous Schedule 13D") jointly with the following shareholders of the Issuer: Edward L. Baker, Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, Edward L. Baker Living Trust, John D. Baker II Living Trust, Trust for John D. Baker II, Anne D. Baker Revocable Living Trust, Edward L'Engle Baker II Revocable Living
Trust, John D. Baker III Revocable Living Trust, Susan A. Baker Revocable Living Trust, Thompson S. Baker II Revocable Living Trust, Martha F. Baker Revocable Living Trust, Julia Elizabeth Baker Trust, Mary Cameron Baker
Trust, Samuel McDonald Baker Trust, and Trust FBO Sarah B. Porter U/A
Cynthia L. Baker Trust Dated 4/30/1965 (collectively with the Reporting Persons, the "Schedule 13D Filers"). The Schedule 13D superseded the
Previous Schedule 13G with respect to the Reporting Persons as relating to the common stock of the Issuer.

                             Schedule 13D

CUSIP No. 3029L107                                                 Page 6 of 8
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The Schedule 13D Filers determined that, following the consummation of the
Sale Transaction, they no longer hold shares of common stock of the Issuer with any purpose, or with the effect of, changing or influencing control over the Issuer. The Reporting Persons have determined that following the filing of the Previous Schedule 13D, they no longer qualify to file a statement of beneficial ownership on Schedule 13G and have further determined to file this statement of beneficial ownership on this Schedule 13D.

Other than as set forth herein the Reporting Persons have no present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger,
        reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the
        Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that on March 7, 2019, upon the recommendation of the nominating and corporate governance committee of the Issuer, John D. Baker II, in his capacity as a director, voted (i) to approve the expansion of the board of directors of the Issuer from five directors to six directors and (ii) to approve the nomination of Margaret Baker Wetherbee to fill the vacancy created by the expansion of the board of directors);

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
        or

(j)	Any action similar to any of those enumerated in items (a)-(i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Calculations of the percentages herein are based on 9,950,821 shares of Common Stock outstanding as of March 15, 2019, based on information reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2019.

(a)	John D. Baker II is the beneficial owner of 1,387,622 shares of common stock of the Issuer, which constitutes 13.9% of the issued and outstanding common stock of the Issuer. Mr. Baker's beneficial ownership includes: (i) 12,000 shares he holds directly; (ii) 10,025 shares held in retirement accounts; (iii) 236,449 shares held by the John D. Baker II Living Trust, for which Mr. Baker is the sole trustee and sole beneficiary; (iv) 660 shares held by the Trust for John D. Baker II, for which Mr. Baker is the sole trustee and sole beneficiary; (v) 1,113,474 shares held by the Trust FBO John D. Baker II U/A Cynthia L. Baker

                             Schedule 13D

CUSIP No. 3029L107                                                 Page 7 of 8
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        Trust dated 4/30/1965, as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein;
        (vi) 3,789 shares held by his wife's living trust, as to which he disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (vii) 11,225 shares underlying stock options that are exercisable within sixty days.

        Edward L. Baker II is the beneficial owner of 1,210,774 shares of common stock of the Issuer, which constitutes 12.1% of the issued and outstanding common stock of the Issuer. Mr. Baker's beneficial ownership includes (i) 660 shares he holds directly; (ii) 96,640 shares held by the Edward L'Engle Baker II Revocable Living Trust, for which Mr. Baker serves as sole trustee and is the sole beneficiary; and (iii) 1,113,474 shares held by the Trust FBO John dated 4/30/1965, for which Mr. Baker serves as co-trustee, and as to
        D. Baker II U/A Cynthia L. Baker Trust which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein.

        The Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965 is the beneficial owner of 1,113,474 shares of common stock of the Issuer, which constitutes 11.2% of the issued and outstanding common stock of the Issuer. Such shares are included in John D. Baker II's and Edward L. Baker II's beneficial ownership.

	The Reporting Persons beneficially own, in the aggregate, 1,484,922 shares of shares of common stock of the Issuer, which constitutes 14.9% of the issued and outstanding common stock of the Issuer.

(b)	John D. Baker II has sole voting and dispositive power with respect
	to 259,134 shares of common stock, which includes: (i) 12,000 shares held directly by Mr. Baker; (ii) 10,025 shares held in his retirement accounts; (iii) the 236,449 shares held by the John D. Baker II Living Trust, as sole trustee; and (iv) the 660 shares held by the Trust for John D. Baker II, as sole trustee. Mr. Baker has shared voting and dispositive power with respect to the 1,113,474 shares of common stock held by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965, as co-trustee.

	Edward L. Baker II has sole voting and dispositive power with respect to 97,300 shares of common stock, which includes: (i) 660 shares held directly and (ii) the 96,640 shares held by the Edward L'Engle Baker II Revocable Living Trust, as sole trustee. Mr. Baker has shared voting and dispositive power with respect to the 1,113,474 shares of common stock held by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965, as co-trustee.

	The Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965 has sole voting and dispositive power with respect to 1,113,474 shares of common stock and no shared voting or dispositive power.

(c)	Other than disclosed in this Statement, no transactions were effected
	by the Reporting Persons in the past sixty days.

(d)	No person is known to have the right to receive or the power to
	direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

                             Schedule 13D

CUSIP No. 3029L107                                                 Page 8 of 8
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                                SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John D. Baker II
-------------------------------------------
John D. Baker II,
in his individual capacity


/s/ Edward L. Baker II
-------------------------------------------
Edward L. Baker II,
in his individual capacity


TRUST FBO JOHN D. BAKER II U/A CYNTHIA
L. BAKER TRUST DATED 4/30/1965

By:	/s/ John D. Baker II, as trustee
-------------------------------------------
Its:	Co-Trustee

By:	/s/ Edward L. Baker II, as trustee
-------------------------------------------
Its:	Co-Trustee